Exhibit 99.1

Alpha Tau Medical Announces Full Year 2023 Financial Results and Provides Corporate Update

- Positive interim safety and feasibility data from pancreatic cancer study in Montreal, with initial signs of potential dose response findings -

- ReSTART U.S. multi-center pivotal trial currently underway -

- Submitted PMDA application for recurrent Head and Neck cancer in Japan -

- Entered into long-term lease for a second facility in the U.S. in Hudson, NH -

- Cash, deposits and restricted deposits balance of $84.9 million, with anticipated runway for at least two years -

JERUSALEM, March 7, 2024 (GLOBE NEWSWIRE) – Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported full year 2023 financial results and provided a corporate update.

“2023 was an incredibly productive year, as we launched our ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma, which is expected to complete recruitment in the second half of 2024, and as we initiated a number of feasibility trials in difficult-to-treat internal organ tumors with high unmet need,” stated Alpha Tau CEO Uzi Sofer. “We saw meaningful inflection points delivered by the end of 2023, including strong interim safety and feasibility data from our pancreatic cancer trial in Montreal, with initial signs of dose response, and our PMDA submission in Japan for pre-market approval. In parallel, we continue to advance our commercial planning activities and to solidify our supply chain, which was recently bolstered by both a valuable land grant in Jerusalem that is expected to increase our future manufacturing capacity, as well as by the leasing of a second manufacturing site in the United States. In 2024, we are focused on completing patient recruitment in our U.S. pivotal ReSTART study and our pancreatic cancer pilot study in Canada, and on beginning to treat patients in studies targeting a number of other internal organs. We are also exploring the addition of new clinical trials in the U.S., based upon recent positive regulatory feedback. We expect to begin work on the construction of our second U.S. facility, in Hudson, NH, and on the construction plans for our second facility in Jerusalem. Alpha Tau expects to remain adequately capitalized to support all of these programs over the coming years.”

Recent Corporate Highlights:

●	In October, the Company announced that it had entered into a long-term lease agreement for a standalone building of over 14,000 rentable square feet in Hudson, NH, with the intention of erecting the Company’s second U.S. manufacturing site, alongside its first site in nearby Lawrence, MA.

●	In October, the Company announced that Dr. Stephen Hahn, a former commissioner of the U.S. Food and Drug Administration (“FDA”) and a distinguished expert in the field of radiation oncology and translational clinical research, joined its Scientific Advisory Board.

●	In November, the Company announced that Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) accepted Alpha Tau’s submission requesting shonin pre-market approval of Alpha DaRT in patients with recurrent head and neck cancer, following multiple pre-submission consultation meetings with the PMDA per common practice in Japan.

●	In November, the Company announced interim results from treatment of the first five patients in the Company’s safety and feasibility trial in Montreal, Canada, examining the use of Alpha DaRT to treat advanced pancreatic cancer. The Alpha DaRT procedure was deemed technically successful in all five cases, with Alpha DaRT sources successfully inserted into the target tumors. There were no reported serious adverse events deemed related to the product, and the only reported adverse events deemed possibly related to the product were of severity grade 1 (mild). In addition, despite the conservative and gradual step-up of tumor coverage from minimal initial levels, three of the five patients demonstrated stable disease responses at four weeks after treatment, and one was upgraded to partial response at 69 days after treatment.

Upcoming Milestones

●	Planning treatment of the first patient in the Canadian liver metastases safety and feasibility trial in H1 2024. The trial is currently open for recruitment; for more information please see here: https://www.clinicaltrials.gov/study/NCT05829291

●	Planning treatment of the first patient in the Israeli recurrent lung cancer safety and feasibility trial in H1 2024. The trial is currently open for recruitment; for more information please see here: https://www.clinicaltrials.gov/study/NCT05632913

●	Targeting first brain cancer treatment in H2 2024.

●	Targeting completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma in H2 2024. For more information please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	Targeting completion of patient recruitment in the Canadian advanced inoperable pancreatic cancer study in Montreal in H2 2024. For more information please see here: https://www.clinicaltrials.gov/study/NCT04002479

●	Anticipating response from PMDA in Japan by year-end 2024 for pre-market approval for Alpha DaRT in patients with recurrent head and neck cancer.

Financial results for the full year ended December 31, 2023

R&D expenses for the year ended December 31, 2023 were $26.4 million, compared to $20.9 million in 2022, due to increased employee headcount, compensation and benefits, including share-based compensation, increased operating costs, and increased pre-clinical study and clinical trial expenses, particularly in our U.S. ReSTART trial, with a smaller offset through government grants from the Israel Innovation Authority.

Marketing expenses for the year ended December 31, 2023 were $1.9 million, compared to $1.0 million for 2022 due to increased employee compensation and benefits, including share-based compensation, and the hiring of our chief commercial officer.

G&A expenses for the year ended December 31, 2023 were $7.3 million, compared to $10.3 million for 2022, due to to decreased professional fees (including D&O insurance), and costs associated with our financing transaction in the first quarter of 2022.

Financial expenses (income), net, for the year ended December 31, 2023 were $(6.5) million, compared to $1.6 million for 2022, due to revaluation of warrants and an increase in interest from bank deposits, offset by changes in foreign exchange rates.

For the year ended December 31, 2023, the Company had a net loss of $29.2 million, or $0.42 per share, compared to a net loss of $33.8 million, or $0.53 per share, in 2022.

Balance Sheet Highlights

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash and deposits in the amount of $84.9 million, compared to $105.4 million as of December 31, 2022 and $90.1 million as of September 30, 2023. The Company expects that this cash balance will be sufficient to fund operations for at least two years.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) costs related to being a public company; (xiv) risks related to Alpha Tau’s status as a foreign private issuer located in Israel, including those related to the ongoing war between Israel and Hamas and any further escalations of conflict in the Middle East; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,836	$12,657
Restricted cash	850	-
Short-term deposits	98,694	69,131
Restricted deposits	-	3,152
Prepaid expenses and other receivables	1,097	816

Total current assets	106,477	85,756

LONG-TERM ASSETS:
Long term prepaid expenses	391	471
Property and equipment, net	7,471	12,798
Operating lease right-of-use assets	5,810	8,363

Total long-term assets	13,672	21,632

Total assets	$120,149	$107,388

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2022	2023
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,423	$2,566
Other payables and accrued expenses	2,246	3,474
Current maturities of operating lease liabilities	669	1,062

Total current liabilities	4,338	7,102

LONG-TERM LIABILITIES:
Long-term loan	-	5,610
Warrants liability	5,630	3,597
Operating lease liabilities	4,524	6,604

Total long-term liabilities	10,154	15,811

Total liabilities	14,492	22,913

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2022 and 2023; Issued and outstanding: 69,105,000 and 69,670,612 shares as of December 31, 2022 and 2023, respectively	-	-
Additional paid-in capital	192,259	200,234
Accumulated deficit	(86,602)	(115,759)

Total shareholders’ equity	105,657	84,475

Total liabilities and shareholders’ equity	$120,149	$107,388

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2022	2023

Research and development, net	$11,447	$20,890	$26,424

Marketing expenses	482	974	1,924

General and administrative	1,861	10,272	7,332

Total operating loss	13,790	32,136	35,680

Financial expenses (income), net	13,474	1,606	(6,539)

Loss before taxes on income	27,264	33,742	29,141

Tax on income	7	20	16

Net loss	27,271	33,762	29,157

Net comprehensive loss	$27,271	$33,762	$29,157

Net loss per share, basic and diluted	$(0.67)	$(0.53)	$(0.42)

Weighted-average shares used in computing net loss per share, basic and diluted	40,534,697*	63,534,875	69,377,922

*	Prior period results have been retroactively adjusted to reflect the 1: 0.905292 stock split effected on March 7, 2022.